

@loudgirlgoodies

INVESTOR PITCH DECK

there are no options for fresh baked good edibles

IN THE MASSACHUSETTS RECREATIONAL USE MARKET

the majority of edibles sold today are gummy candy or chocolate bars made with questionable ingredients.

@loudgirlgoodies will serve a previously untapped market

WE OFFER DELICIOUS, ACCURATELY DOSED, PLANT-BASED GOODIES THAT LEAVE OUR CONSUMERS ELATED WITHOUT SACRIFICING FLAVOR OR TEXTURE

the business will sell their product to recreational dispensaries and delivery only license types which will allow them to capture a large enough marketshare to offset initial overhead costs

Carolyn is deeply committed to hiring individuals from marginalized groups

b2b sales to recreational dispensaries

OFFERINGS

- chocolate chip cookies
- GF chocolate chip cookies
- brookies

all goodies are 5mgTHC

sold in packages of 5 & 10

YEAR 5 PIVOT

the long-term vision for @loudgirlgoodies is to open a social consumption cafe in the central Boston area. there, we will have infused food, desserts, coffee, and more. the space will foster education and community for ALL people. we will host events such as live concerts, poetry slams, activism organization, yoga classes, and other private events.



what makes @loudgirlgoodies unique...

Carolyn has 3+ years of experience growing the business entirely through word-of-mouth, consumer feedback and fearless bootstrapping

the @loudgirlgoodies brand exudes quality, social & ethical consciousness, and luxury

our goodies are always vegan, and we offer satisfying GF options

@loudgirlgoodies focus is on quality, customer service, and giving back, especially to those who have been most disparaged by the War on Drugs

we will continue to make the product of choice for the conscious consumer

marketing & sales



the brand has had great success without conventional marketing, primarily building our community on Instagram.

once fully operational, we will incorporate targeted advertisement across various social media platforms to our growth strategy. @loudgirlgoodies will remain a social company, one that prioritizes in building and maintaining relationships with it's consumers.

our end consumer is youthful, feminine, environmentally & socially conscious. they are someone who frequents local dispensaries, shops locally and prioritizes women and minority owned businesses, is involved with their local arts and activism scenes, and likes to relax at the end of a long work day.



competition

and posssible collaborative partners

plant-based edible manufacturers
  - see business plan for more details

current & future legacy market operations

established businesses from other states (only applicable if/when federal restrictions are overturned)

Massachusetts recreational dispensaries
- some bigger dispensaries have their own edible product line, but are almost exclusively producing gummy candy or chocolate bars

team



Carolyn Alexander

entrepreneur, musician, yoga teacher, baker based out of Allston, MA. she is genuine, hardworking, kind, determined, and intuitive. Carolyn graduated from Berklee in Boston in 2019 and has been growing her business idea since 2018 all while working to sustain herself and navigating mental wellness. as founder and CEO, Carolyn is responsible for turning her vision into a reality. in her free time, she loves to practice yoga, explore the great outdoors, and spend quality time with her friends, partner, and family

Jackelyn Dacanay

Jackie will be our director of marketing when funding is secured. she has years of experience in marketing and brand development and has helped @loudgirlgoodies refine their look and voice on social media. she will be responsible for creating marketing strategies, content creation, ad creation and management, and overseeing the social media manager

Courtney Simon

Courtney has been helping out with social media management for @loudgirlgoodies since April 2020. She is a wiz with words and has been an invaluable addition to the team. You can read her writing on our website, social media posts, and blogs. She currently holds a full time position at WGBH as a Sales and Marketing Operations Coordinator. Courtney is a medical cannabis patient and uses the plant to heal.

other roles

@loudgirlgoodies will seek to fill the following roles once sufficient funding is secured:

- baker
- account manager
- general manager

PROJECTIONS & MILESTONES

April 20, 2020 - www.loudgirlgoodies.com was launched

February 24, 2021 - @loudgirlgoodies established as an LLC & obtained EIN

May 15, 2021 - cannabis banking account established with GFA Federal Credit Union

August 5, 2021 - Carolyn resigned from her main job to pursue the business full time

September 3, 2021 - @loudgirlgoodies launched their first investment campaign on MainVest

September – November 2021: Mainvest investment campaign

December 2021: secure a lease for a commercial kitchen

January 2022: submit Microbusiness license application to the city

April 2022: submit Microbusiness license application to the Cannabis Control Commission (CCC)

December 2022: final license approval from the CCC

January 2023: @loudgirlgoodies available in recreational dispensaries

December 2023: first investor payback date

December 2024: second investor payback date

INVESTMENT STRATEGY

@loudgirlgoodies is launching an investment campaign on Mainvest early September 2021. Mainvest is a revenue sharing crowdfunding platform where investors will get paid back 1.6x (or 2x for early investors) their initial investment. the campaign will run for 90 days and the goal is to raise $350,000. this initial round of investment will get the business through the first year of operations, pre-licensure. the funds will be used for expenses like rent, payroll, overhead, renovations, ingredients, kitchen supplies, packaging and other miscellaneous costs. the campaign will be pushed on @loudgirlgoodies social media pages, through word of mouth, individual meetings, investor goodie boxes, email marketing, and physical mailers to loyal @loudgirlgoodies fans. business plans and financial projections can be obtained by emailing loudgirlgoodies@gmail.com after signing an NDA.



the ask

@loudgirlgoodies is ready to launch and scale to meet the needs of the Massachusetts adult use market. to sustain us through the first year of licensing and pre-operation, we need to raise $350,000. if you are interested in investing, please visit www.mainvest.com/n/loudgirlgoodies-boston to make a contribution as low as $100. If you'd like to set up a one on one meeting with @loudgirlgoodies founder, Carolyn, please don't hesitate to reach out!

contact me



email: loudgirlgoodies@gmail.com

phone: 513-338-9675

ig: @loudgirlgoodies